Exhibit 99.1

CONFIDENTIAL

HC2 Holdings, Inc.

450 Park Avenue, 30th Floor

New York, NY 10022

December 14, 2020

Continental General Holdings LLC

595 Madison Avenue, 29th Floor

New York, NY 10022

Ladies and Gentlemen:

We are writing in respect of a possible negotiated transaction (a “Possible Transaction”) pursuant to which an affiliate of MG Capital Management Ltd. (“MG Capital Management”) would acquire all of the issued and outstanding shares of capital stock of Continental Insurance Group Ltd. (“CIG”) and, indirectly, CIG’s subsidiaries, including Continental General Insurance Company (“CGIC”) and Continental LTC Inc. (“CLTC” and, CIG and its subsidiaries (including CGIC and CLTC), the “Continental Companies”), from HC2 Holdings, Inc. (“HC2”). In connection with a Possible Transaction, HC2 and the Continental Companies (directly and through their respective Representatives) plan to disclose to MG Capital Management (the “Interested Party”) and its Representatives information regarded by HC2 and the Continental Companies as being confidential and proprietary.

As a condition to such information being furnished, the Interested Party agrees to treat all Confidential Information (as defined below) in accordance with the provisions of this letter agreement (this “Agreement”), and to take or abstain from taking certain other actions hereinafter set forth.

1.Confidential Information. When used in this Agreement, “Confidential Information” shall mean all information (including oral, written and electronic information) furnished by HC2 or its Representatives (as defined in Section 3 below) to the Interested Party or its Representatives in connection with the Possible Transaction, together with that portion of any analyses, compilations, forecasts, studies, notes, interpretations, memoranda and other documents and materials prepared by the Interested Party or any of its Representatives acting on its behalf, that to the extent contain or reflect such information. The term “Confidential Information” shall not include information that (a) is or becomes part of the public domain, other than as a result of the breach of this Agreement by the Interested Party or its Representatives, (b) was in the possession of the Interested Party or any of its Representatives from a source other than HC2 or its Representatives prior to the date hereof; provided that, to the Interested Party or its Representative’s actual knowledge, as applicable, the source of such information was not prohibited from transmitting or disclosing such information to the Interested Party or its Representative by a contractual, legal, fiduciary or other obligation owed to HC2, the Continental Companies or their affiliates (which, for the avoidance of doubt for purposes of this Agreement, shall exclude MG Capital Management and its affiliates other than HC2 and its controlled affiliates), (c) is subsequently received by the Interested Party or its Representatives from a source other than HC2 or its Representatives who, to the actual knowledge of such Interested Party and its Representatives, is not prohibited from transmitting or disclosing such information by a contractual, legal, fiduciary or other obligation owed to HC2, the Continental Companies or their affiliates or (d) is independently developed by the Interested Party or its Representatives without access or reference to any confidential or proprietary information received from or on behalf of HC2, the Continental Companies or their respective Representatives.

2.Disclosure and Use Restrictions; Transaction Information.

(a)The Interested Party agrees to treat the Confidential Information in a manner consistent with the level of security provided by such Interested Party to its own confidential and proprietary information. Except as otherwise specifically set forth in Sections 3, 4 and 9 of this Agreement, the Interested Party shall keep the Confidential Information confidential and not, directly or indirectly, (i) communicate, disclose, divulge, reveal or convey (whether directly or indirectly, orally, in writing or otherwise, voluntarily or involuntarily) in any manner or by any means of communication whatsoever, any Confidential Information, to any person or (ii) use (whether directly or indirectly, voluntarily or involuntarily) any Confidential Information in any manner, other than for evaluating, structuring, negotiating and consummating a Possible Transaction. As used in this Agreement, the term (x) “person” shall include any individual, corporation, company, partnership, limited liability company, other entity or group, (y) “affiliate” shall have the meaning in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (including the rules and regulations thereunder, the “Exchange Act”) (except as otherwise specifically provided herein) and (z) “Representatives” shall mean (i) in the case of HC2 or the Continental Companies, their respective affiliates, directors, officers, employees, financial and legal advisors, consultants, accountants and actuaries and (ii) in the case of the Interested Party, its controlled affiliates, Continental General Holdings LLC (“CGH”), and the Interested Party’s, its controlled affiliates’ and CGH’s respective directors, officers, managers, employees, financial and legal advisors, consultants, accountants and actuaries; provided, that in no event shall Representatives of the Interested Party include (A) equity or debt financing sources of the Interested Party or potential reinsurers of CGIC or (B) non-controlled affiliates of the Interested Party other than CGH (including, for the avoidance of doubt, HC2 and the Continental Companies), in the case of each of clauses (A) and (B), without the prior written consent of HC2 (such consent not to be unreasonably withheld in the case of non-exclusive debt financing sources). The Interested Party shall (I) be responsible for any failure of its Representatives to follow directions that it is required to provide to its Representatives hereunder (whether or not provided), and (II) use commercially reasonable efforts to restrain its Representatives from violating the terms of this Agreement; provided, however, that, for the avoidance of doubt, the Interested Party shall in no event be required to institute legal proceedings or seek injunctive relief against any of its Representatives.

(b)In addition, except as the Interested Party determines in its reasonable discretion may be required to be disclosed in a filing with the Securities and Exchange Commission pursuant to the Exchange Act, the Interested Party agrees that neither it nor any of its Representatives will disclose (except to the extent permitted by Sections 3 and 4 of this Agreement) to any person any terms, conditions or other facts or information with respect to a Possible Transaction, including the status or termination of discussions regarding a Possible Transaction or the Interested Party’s evaluation of a Possible Transaction (collectively, “Transaction Information”); provided, that the Interested Party shall give HC2 reasonable advance notice of any such disclosure and a reasonable opportunity to review and comment on such disclosure prior to its filing.

(c)Except as HC2 determines in its reasonable discretion may be required to be disclosed in a filing with the Securities and Exchange Commission pursuant to the Exchange Act, HC2 agrees that neither it nor any of its Representatives will disclose (except to the extent permitted by Sections 3 and 4 of this Agreement) to any person any Transaction Information; provided, that HC2 shall give the Interested Party reasonable advance notice of any such disclosure and a reasonable opportunity to review and comment on such disclosure prior to its filing.

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3.Permitted Disclosure; Restricted Disclosure. Notwithstanding the provisions of Section 2 above:

(a)the Interested Party may disclose on a confidential basis Confidential Information and Transaction Information to its Representatives who need to know such information to accomplish the purposes as set forth in the opening paragraph of this Agreement (including to evaluate, structure, negotiate or consummate a Possible Transaction). The Interested Party agrees that it shall be responsible for the breach of any Section of this Agreement by its Representatives.

(b)HC2 may disclose on a confidential basis Transaction Information to its Representatives who need to know such information to accomplish the purposes as set forth in the opening paragraph above (including to evaluate, structure, negotiate or consummate a Possible Transaction). HC2 agrees that it shall be responsible for the breach of any Section of this Agreement by its Representatives.

4.Other Disclosure. If the Interested Party or any of its Representatives (a “Compelled Party”) is requested or required by applicable law, regulation, governmental or regulatory authority, self-regulatory organization or other applicable judicial, governmental or quasi-governmental process (including by deposition, interrogatory, request for documents or information, subpoena, civil investigative demand or similar process) (“Applicable Law or Process”) to disclose any Confidential Information or Transaction Information, as applicable, such Compelled Party will, to the extent legally permitted, provide HC2 with prompt written notice of such request or requirement and reasonably cooperate with HC2, including in HC2 seeking an appropriate protective order or other remedy, and the Compelled Party will, and will cause its controlled affiliates to, and direct and use commercially reasonable efforts to cause its other Representatives to, consult and cooperate with HC2 as reasonably requested by HC2 to the extent permitted by Applicable Law or Process with respect to taking steps to resist or narrow the scope of such request or requirement, in each of the foregoing cases at HC2’s cost for their reasonable and documented out-of-pocket costs and expenses. If a protective order or other remedy is not obtained on a timely basis or is not sought, and the Compelled Party or its applicable Representative is, based on the advice of counsel, requested or required by Applicable Law or Process to disclose Confidential Information or any Transaction Information, the Compelled Party or its applicable Representative (a) may, without liability hereunder, disclose such information only to the extent requested or required by Applicable Law or Process, based on the advice of its counsel, (b) will use its reasonable efforts to obtain assurance that confidential treatment will be accorded to such information that is being disclosed (at HC2’s cost for the Compelled Party’s or its Representatives’, as applicable, reasonable and documented out-of-pocket costs and expenses) and (c) to the extent legally permitted, give advance notice to HC2 of the information to be disclosed as far in advance as is practicable. In any event, neither the Compelled Party nor any of its Representatives will oppose any action by HC2 to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information.

5.Unauthorized Disclosure or Use. The Interested Party will promptly notify HC2 in the event such Interested Party becomes aware of any unauthorized disclosure or use of Confidential Information by such Interested Party or any of its Representatives. The parties hereto agree to cooperate to determine the extent of any such unauthorized disclosure of Confidential Information and to mitigate the risk of any further unauthorized disclosure or the misuse of such Confidential Information.

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6.Return or Destruction of Confidential Information. Upon written demand of HC2, the Interested Party shall deliver to HC2 all documents or other materials, in any form whatsoever, constituting Confidential Information, together with all copies thereof in the possession or under the control of such Interested Party or its Representatives, or at the Interested Party’s option, it may destroy or cause to be destroyed all materials, in any form whatsoever, that include or refer to any part of the Confidential Information. Following any such return or destruction, all oral or retained Confidential Information and all Transaction Information shall continue to be held pursuant to the terms of this Agreement. Notwithstanding the foregoing, the Interested Party (a) may retain copies of the Confidential Information in its legal files solely for the purposes of maintaining regulatory compliance to which it may be subject and (b) shall not be required to destroy any computer records or files containing Confidential Information which have been created pursuant to automatic archiving and back-up procedures so long as such archives are not accessed for the purpose of retrieving Confidential Information. Any information retained pursuant to the prior sentence shall remain subject to the terms of this Agreement. The Interested Party shall provide, upon written request, a written certificate to HC2 executed by an authorized officer of the Interested Party confirming compliance with this Section 6.

7.No License; Ownership of Confidential Information. Nothing in this Agreement shall be construed as granting to the Interested Party any rights, interest, or license to the Confidential Information or any copyright, trademark, trade secrets, patent rights, or other property rights of HC2 or the Continental Companies. All Confidential Information of HC2 and the Continental Companies shall remain the sole and exclusive property of HC2 or the Continental Companies, as applicable.

8.Non-Solicitation; Non-Hire. The Interested Party agrees, for a period of twelve (12) months from the date hereof, that it will not and shall cause each of its controlled affiliates (the Interested Party and its controlled affiliates, collectively, the “Involved Persons”) not to, directly or indirectly, solicit for employment (or consulting or substantially similar relationship) or hire, employ or contract to employ any officer or other employee of any of the Continental Companies (collectively, “Specified Persons”); provided, however, that nothing in this sentence shall prohibit any Involved Person from (a) engaging in, or soliciting, hiring, employing or contracting to employ any such Specified Person who applies for a position in response to, general solicitations for employees or public advertisements of employment opportunities, in each case so long as such postings or solicitations were not specifically directed at any such employee or the employees of the Continental Companies, or (b) soliciting, hiring, employing or contracting to employ any such Specified Person who approaches an Involved Person after such Specified Person's employment is terminated by the Continental Companies, so long as such Specified Person was not previously solicited in a manner prohibited hereby.

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9.Standstill.

(a)For a period of ninety (90) days from the date hereof (the “Standstill Period”), the Interested Party shall not, and the Interested Party shall cause each of its controlled affiliates not to, and direct and use commercially reasonable efforts to cause its other Representatives not to, directly or indirectly, alone or in concert with others, in any manner, but expressly subject, in each case, to the provisions of Section 9(b) and 9(c) below:

(i)offer, or seek to acquire, by purchase or otherwise, or direct any third party in the acquisition or proposed acquisition of, any of the Continental Companies;

(ii)(A) present or make to the stockholders of HC2, or knowingly encourage any person to present or make to the stockholders of HC2, any proposal or other matter for consideration by stockholders at any annual or special meeting of stockholders of HC2 or through action by written consent, in each case specifically relating to any of the Continental Companies, (B) make any public offer or proposal to HC2 or any of its subsidiaries (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination, in each case specifically involving the Continental Companies, or make any such offer privately to HC2 or any of its subsidiaries, which private offer would reasonably be expected to require HC2, the Interested Party or any of their respective affiliates to make public disclosure (of any kind) related thereto, (C) affirmatively solicit a third party to make any public or private offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination, in each case specifically involving the Continental Companies, or initiate, support or knowingly encourage any third party in making such an offer or proposal, or (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination, in each case specifically with respect to the Continental Companies, by such third party prior to such proposal becoming public; or

(iii)disclose any intention, plan or arrangement inconsistent with the provisions of this Section 9.

(b)Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict the Interested Party or its Representatives from: (i) conducting confidential negotiations with HC2 regarding a Possible Transaction, including the transaction contemplated by the non-binding indication of interest dated December 8, 2020, or making any private proposals or offers to HC2 in furtherance thereof, (ii) communicating privately with the board of directors of HC2 or any of HC2’s or the Continental Companies’ officers regarding any matter in a manner that does not otherwise violate this Section 3, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, and (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over such Interested Party or its Representatives, as applicable, including any of their respective obligations to file amendments on Schedule 13D pursuant to the Exchange Act; provided that a breach by the Interested Party or its Representative or other affiliates of this Agreement is not the cause of the applicable requirement. Furthermore, nothing in this Agreement shall be deemed to (x) restrict in any way the ability of Messrs. Courtis or Gorzynski, each acting in his capacity as a director of HC2, from exercising any of his rights, powers and privileges as directors, or from fulfilling his statutory and fiduciary duties as a director, (y) restrict in any way the ability of Mr. Gorzynski, acting in his capacity as Executive Chairman of the Continental Companies, from exercising any of his rights, powers and privileges as Executive Chairman or from fulfilling his statutory and fiduciary duties as a director of the Continental Companies unrelated to a Possible Transaction, or (z) restrict Mr. Gorzynski from using or disclosing Confidential Information as may be reasonably necessary in any of the foregoing capacities unrelated to a Possible Transaction.

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(c)Notwithstanding anything in this Section 9 to the contrary, the Standstill Period will terminate immediately upon any person or group of persons (other than the Interested Party or its affiliates or an internal reorganization, consolidation or merger where the only parties thereto are HC2 and its controlled affiliates) entering into a definitive agreement providing for a merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving any or all of the Continental Companies.

10.Transaction Procedures. The Interested Party’s and its Representatives’ (a) communications regarding a Possible Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings and (d) questions regarding procedure, in each case, regarding a Possible Transaction, must be directed to Wayne Barr, Joseph Ferraro and David Watters at HC2. The Interested Party shall not, and shall cause its controlled affiliates not to, and direct and use commercially reasonable efforts to cause its other Representatives not to, contact any other Representative of the Continental Companies, or any known policyholder, reinsurer, service provider or other person having a business relationship with the Continental Companies, in each case, regarding a Possible Transaction, except with the prior written permission of HC2.

11.Term. This Agreement is effective upon the date first written above and shall continue for a period of twenty-four (24) months from the date of this Agreement, whereupon this Agreement will terminate and cease to be of force and effect.

12.Governing Law; Venue. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Delaware, without regard to its conflicts of law principles. Any action or proceeding seeking to enforce any provision of, or based on any right with respect to, this Agreement shall be brought in the state or federal courts of the State of Delaware, and each of the parties hereto consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action or proceeding. The parties hereto irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any such action or proceeding in any state or federal court of competent jurisdiction located within the State of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

13.Remedies. The parties hereto acknowledge that the confidentiality provisions contained herein are reasonable in view of the nature of the business of each of the parties hereto. Given the sensitive nature of the Confidential Information and the Transaction Information, the parties hereto agree that HC2 and its subsidiaries or the Interested Party and its controlled affiliates, as applicable (in such capacity, a “Non-Breaching Party” and the other party, a “Breaching Party”), may be irreparably damaged by any unauthorized disclosure thereof. Therefore, such Breaching Party agrees that the Non-Breaching Party shall be entitled to injunctive relief against any breach, or threatened breach, of this Agreement (without the requirement of proof of actual damages or posting of a bond), in addition to the right to assert any other remedy it may have under this Agreement, at law or in equity.

14.Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

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15.Assignment. This Agreement shall be binding upon, and shall inure to the benefit of, the respective successors and assigns of the parties hereto. No party shall assign this Agreement without the prior written consent of the other party.

16.Entire Agreement; Amendment. This Agreement embodies the entire agreement between the parties with respect to the subject matter expressed herein and supersedes any prior agreements regarding the subject matter hereof. Any amendments or modifications hereto shall be effective only if in writing and signed by both parties. Nothing in this agreement shall be deemed to supersede or otherwise amend the Cooperation Agreement, dated as of May 13, 2020, by and among MG Capital Management Ltd., Percy Rockdale LLC, Rio Royal LLC and HC2 (the “Cooperation Agreement”) and the Cooperation Agreement shall remain in full force and effect in accordance with its terms.

17.No Obligation Regarding a Possible Transaction. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement requires any party hereto (or any of their respective Representatives) to negotiate, agree to or consummate any Possible Transaction. Except as otherwise may be agreed to in a definitive agreement regarding a Possible Transaction, each party hereto agrees that it shall be solely responsible for all expenses it incurs in connection with the evaluation of a Possible Transaction.

18.No Representations or Warranties. HC2 and the Continental Companies retain the right to determine, in their sole discretion, what information, properties, and personnel they wish to make available to the Interested Party and its Representatives, and neither HC2 or the Continental Companies, nor any of their respective Representatives, makes any representation or warranty (express or implied) concerning the completeness or accuracy of the Confidential Information, except as may be expressly set forth in a definitive agreement regarding a Possible Transaction duly executed and delivered by HC2.

19.Waiver. Any waiver of, or promise not to enforce, any right under this Agreement shall not be enforceable unless evidenced by a writing signed by the party hereto making said waiver or promise.

20.Headings; Construction. The headings of the Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement, unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”.

21.Counterparts. This Agreement may be signed in one or more counterparts, each of which is to be considered an original, and taken together as one and the same document. The exchange of copies of this Agreement and of signature pages by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.

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If you are in agreement with the foregoing, please sign and return one copy of this Agreement, which, when executed by both parties, will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

HC2 HOLDINGS, INC.

By:	/s/ Joseph Ferraro
	Name:	Joseph Ferraro
	Title:	Chief Legal Officer

ACCEPTED and AGREED:

MG CAPITAL MANAGEMENT LTD.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director